Destination Preservation LLC
An Ohio Limited Liability Company

Financial Statements (Unaudited) and
Independent Accountant's Review Report

For the period from February 15, 2024 (inception) to June 30, 2024

DESTINATION PRESERVATION LLC
TABLE OF CONTENTS



To the Members of
Destination Preservation LLC
Westerville, OH

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Destination Preservation LLC (a limited liability company) (the "Company"), which comprise the balance sheet as of June 30, 2024, and the related statements of operations, changes in members' deficit, and cash flows for the period from February 15, 2024 (inception) to June 30, 2024, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA LLC
Denver, Colorado
July 17, 2024

Destination Preservation LLC
BALANCE SHEET (UNAUDITED)
As of June 30, 2024

ASSETS		
Current assets:		
Cash in bank	$	2,818
Total current assets		2,818
Investments in productions, net		30,770
Total assets	$	33,588
LIABILITIES AND MEMBERS' DEFICIT		
Current liabilities:		
Accounts payable	$	-
Related party payables		27,242
Total current liabilites		27,242
Total liabilities		27,242
Members' deficit:		
Membership Units, 1,026,000 units issued and outstanding as of June 30, 2024		26,000
Accumulated deficit		(19,654)
Total members' deficit		6,346
Total liabilities and members' deficit	$	33,588

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

Destination Preservation LLC
STATEMENT OF OPERATIONS (UNAUDITED)
For the period from February 15, 2024 (inception) to June 30, 2024

Operating expenses:		
General and administrative expenses	$	19,654
Total operating expenses		19,654
Loss from operations		(19,654)
Net loss	$	(19,654)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

Destination Preservation LLC
STATEMENT OF CHANGES IN MEMBERS' DEFICIT (UNAUDITED)
For the period from February 15, 2024 (inception) to June 30, 2024

	Membership Units	Amount	Accumulated Deficit	Total Members' Deficit
Balance at February 15, 2024 (inception)	-	$ -	$ -	$ -
Issuance of units for cash	411,000	11,000	-	11,000
Issuance of units for expenses on behalf	615,000	15,000	-	15,000
Net loss	-		(19,654)	(19,654)
Balance at June 30, 2024	1,026,000	$ 26,000	$ (19,654)	$ 6,346

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

Destination Preservation LLC
STATEMENT OF CASH FLOWS (UNAUDITED)
For the period from February 15, 2024 (inception) to June 30, 2024

		2023
Cash flows from operating activities		
Net loss	$	(19,654)
Adjustments to reconcile net loss to net cash used in		
Capital contributions by expenses on the Company's behalf		15,000
Expenses accrued to related parties		27,243
Investments in productions		(30,770)
Net cash used in operating activities		(8,181)
Cash flows from financing activities		
Proceeds from members' contributions		11,000
Net cash provided by financing activ		11,000
Net change in cash		2,818
Cash at beginning of the year		-
Cash at end of the year	$	2,818
Supplemental disclosure of cash flow information		
Cash paid for interest	$	-
Cash paid for income tax	$	-

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

Destination Preservation LLC
NOTE TO FINANCIAL STATEMENTS (UNAUDITED)
As of June 30, 2024 and for the period from February 15, 2024 (inception) to June 30, 2024

NOTE 1: NATURE OF OPERATIONS

Destination Preservation LLC (the "Company") is a limited liability company organized on February 15, 2024 under the laws of the state of Ohio. The Company plans to produce a documentary style television series based on nutritional food preservation and security.

As of June 30, 2024, the Company has not yet commenced planned principal operations nor generated revenues. The Company's activities since inception have consisted of general production costs and preparations to raise capital to complete film production of their intended series. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to operationalize the Company's planned operations or failing to operate the business profitably.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted the calendar year as its basis for reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with producing a television series including, but not limited to, the need for additional funding to complete filming and post-production, dependence on key personnel, costs of services provided by third parties, and limited operating history.

Cash and Cash Equivalents

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of June 30, 2024, the Company's cash in bank balances did not exceed federally insured limits.

Destination Preservation LLC
NOTE TO FINANCIAL STATEMENTS (UNAUDITED)
As of June 30, 2024 and for the period from February 15, 2024 (inception) to June 30, 2024

Property and Equipment

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Property and equipment are recorded at cost when purchased and are assessed for impairment at each financial statement reporting date.

Depreciation is recorded for property and equipment using straight-line method over management's estimate of each asset's useful life. As of June 30, 2024, the Company had not purchased any equipment that met their capitalization threshold.

Filmed Entertainment and Production Costs

In accordance with ASC 926, "Entertainment—Films" ("ASC 926"), Filmed Entertainment costs include capitalized production costs, development costs, overhead and capitalized interest costs, net of any amounts received from outside investors. These costs, as well as participations, are recognized as operating expenses for each individual production based on the ratio that the current period's gross revenues for such production bear to management's estimate of its total remaining ultimate gross revenues. Marketing, distribution and general and administrative costs are expensed as incurred. The Company has set a minimum threshold of $5,000 before capitalizing the costs. Management bases its estimates of ultimate revenue for each production on a variety of factors, including: historical performance of similar productions, market research and the existence of future firm commitments. Management regularly reviews, and revises when necessary, its total revenue estimates on a title-by-title basis, which may result in a change in the rate of amortization and/or a write-down of the asset to fair value amount. Costs for productions not produced are written-off at the time the decision is made not to develop the story.

Production costs are stated at the lower of unamortized cost or estimated fair value on a production basis. Revenue forecasts for productions are continually reviewed by management and revised when warranted by changing conditions. Results of operations in future years are dependent upon the amortization of production costs and may be significantly affected by periodic adjustments in amortization rates. As a result, the Company's financial results fluctuate from period to period.

If estimates of ultimate revenues change with respect to a production, causing reductions in fair values, the Company may be required to write down all or a portion of the related unamortized costs of the production to its estimated fair value. No assurance can be given that unfavorable changes to revenue and cost estimates will not occur, which may result in significant write-downs affecting our results of operations and financial condition.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheet approximates their fair value.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, legal fees, and costs of incorporation, are expensed as incurred.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. Revenue is recognized when control of the promised goods or services are transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

No revenue has been recognized as of the period ended June 30, 2024.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in these financial statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not yet generated revenue or profits. The Company sustained a net loss of $19,654 for the period ended June 30, 2024. As of June 30, 2024, the Company had an accumulated deficit of $19,654 and insufficient liquid assets of $2,818 to satisfy its $27,242 in liabilities as they come due, with a working capital deficit of $24,424. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 4: MEMBERS' DEFICIT

As of June 30, 2024, the Company had issued 1,026,000 membership units to its five founding members in exchange for a total of $11,000 in cash contributions and $15,000 in expenses paid on the Company's behalf. The Company is governed by a board of managers consisting of the five founding members (the "Board of Managers"). The Board of Managers may increase the number of authorized membership units at its discretion, and has wide powers for governance and decision making of the Company. Members who are not on the Board of Managers have limited voting rights, as defined in the Company's operating agreement. Distributable cash, as determined by the Board of Managers, shall be allocated in accordance with each member's percentage interest of the Company's membership interests after return of each members unreturned capital contributions.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 5: RELATED PARTY TRANSACTIONS

Due to Related Party

As of June 30, 2024, the Company had incurred total costs of $42,242 for legal expenses (included in operating expenses), other general and administrative expenses (included in operating expenses), and production costs (asset). $15,000 of such was treated as contributed capital and recorded to members' deficit, while $27,242 of such remained due to related parties as of June 30, 2024. The due to related parties balance bears no interest and is considered payable on demand.

NOTE 6: RECENT ACCOUNTING PRONUONCEMENTS

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 7: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 8: SUBSEQUENT EVENTS

Management's Evaluation

The Company has evaluated subsequent events through July 17, 2024, the date the financial statements were available to be issued. Based on the evaluation, no material events were identified which require adjustment or disclosure.